  As filed with the Securities and Exchange Commission on April 24, 2000

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)

                                  Farr Company
                       (Name of Subject Company (Issuer))

                            Ratos Acquisition Corp.
                          a wholly owned subsidiary of

                             Forvaltnings AB Ratos
                      (Names of Filing Persons (Offerors))

                    Common Stock, $0.10 Par Value Per Share
                         (Title of Class of Securities)

                                  311648 10 9
                     (CUSIP Number of Class of Securities)

                             Michael M. Maney, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                           Telephone: (212) 558-4000
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

      Transaction Valuation*                              Amount of Filing Fee
         $134,024,308.60                                       $26,804.87

--------

* The transaction value has been determined assuming (i) the purchase of 100% of the outstanding shares of common stock of the Issuer, par value $0.10 per share (the "Common Stock"), including the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares") at a price per Share of $17.45, net to the seller in cash (the "Offer Price"), and (ii) the cancellation of and payment for all of the outstanding options (the "Company Options") to purchase Shares under the Issuer's stock option and incentive plans (the "Company Option Plans") at a price equal to the excess of the Offer Price over the per share exercise price applicable to such Company Options. Pursuant to the Agreement and Plan of Merger, dated as of March 26, 2000, among the Issuer and the Offerors, the Issuer represented to the Offerors that as of the date of such agreement there were 7,249,519 Shares outstanding and 697,200 Shares reserved for issuance under the Company Option Plans having an average exercise price of $7.79. The transaction value has been estimated for purposes of calculating the amount of the filing fee only.

[X] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,804.87          Filing Party: Ratos Acquisition
Form or Registration No.: Schedule TO       Corp. Forvaltnings AB Ratos


                                            Date Filed: April 4, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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


   This Amendment No. 2 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Ratos Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Forvaltnings AB Ratos (publ.), a Swedish corporation ("Ratos"), with the Securities and Exchange Commission (the "SEC") on April 4, 2000, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on April 19, 2000. The Schedule TO relates to a tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), including the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), of Farr Company, a Delaware corporation, at a price of $17.45 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal.

ITEMS 4 and 11.


   Items 4 and 11 of the Schedule TO are hereby amended and supplemented by the information set forth in the Offer to Purchase, Exhibit (a)(1) to this Amendment, as revised to reflect Purchaser, and Ratos' responses to the comments on the Schedule TO received from the SEC on April 20, 2000, which information is incorporated herein by reference.

ITEM 12. EXHIBITS.

   Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

   (a)(1) Offer to Purchase dated April 4, 2000, as amended.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2000

                                          RATOS ACQUISITION CORP.

                                               /s/ Bo Jungner
                                          By: _________________________________
                                          Name: Bo Jungner
                                          Title: Vice President and Secretary

                                          FORVALTNINGS AB RATOS

                                               /s/ Bo Jungner
                                          By: _________________________________
                                          Name: Bo Jungner
                                          Title: Senior Investment Manager

                                 EXHIBIT INDEX

 Exhibit
 -------
 (a)(1)  Offer to Purchase dated April 4, 2000, as amended.
 (a)(2)  Form of Letter of Transmittal; filed with the Securities and Exchange
         Commission under cover of Schedule TO on April 4, 2000, and incorporated herein by reference.
 (a)(3)  Form of Notice of Guaranteed Delivery; filed with the Securities and
         Exchange Commission under cover of Schedule TO on April 4, 2000, and incorporated herein by reference.
 (a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees; filed with the Securities and Exchange Commission under cover of Schedule TO on April 4, 2000, and incorporated herein by reference.
 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees; filed with the Securities and Exchange Commission under cover of Schedule TO on April 4, 2000, and incorporated herein by reference.
 (a)(6)  Text of Press Release issued by Forvaltnings AB Ratos and Ratos
         Acquisition Corp. on April 4, 2000; filed with the Securities and
         Exchange Commission under cover of Schedule TO on April 4, 2000, and incorporated herein by reference.
 (a)(7)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9; filed with the Securities and Exchange Commission under cover of Schedule TO on April 4, 2000, and incorporated herein by reference.
 (a)(8)  Form of Summary Advertisement dated April 4, 2000; filed with the
         Securities and Exchange Commission under cover of Schedule TO on April
         4, 2000, and incorporated herein by reference.
 (a)(9)  Text of press release issued by Forvaltnings AB Ratos and Ratos
         Acquisition Corp. on March 27; filed with the Securities and Exchange
         Commission under cover of Schedule TO on March 27, 2000, and incorporated herein by reference.
 (b)     None.
 (d)(1)  Agreement and Plan of Merger, dated as of March 26, 2000, among
         Forvaltnings AB Ratos, Ratos Acquisition Corp. and Farr Company; filed with the Securities and Exchange Commission under cover of Schedule TO on April 4, 2000, and incorporated herein by reference.
 (d)(2)  Form of Agreement to Tender and Resign, dated as of March 26, 2000, among Forvaltnings AB Ratos, Ratos Acquisition Corp. and each of the members of the Board of Directors of Farr Company, these being: Robert
         Batinovich, Richard P. Bermingham, Dennis R. Brown, A. Frederick
         Gerstell, John C. Johnston, John J. Kimes, H. Jack Meany and John A.
         Sullivan; filed with the Securities and Exchange Commission under cover of Schedule TO on April 4, 2000, and incorporated herein by reference.
 (d)(3)  Form of Share Exchange Option Agreement, dated as of March 25, 2000, among Forvaltnings AB Ratos, Camfil AB and certain majority shareholders of Camfil AB identified therein; filed with the
         Securities and Exchange Commission under cover of Schedule TO on April
         4, 2000, and incorporated herein by reference.
 (g)     None.
 (h)     None.